EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Second Quarter
September 30, 2005

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Revenues	$316,171	$180,700	$604,068	$347,743

Cost of revenues	199,969	121,418	380,367	236,295
Selling, general and administrative expenses	80,369	36,485	155,911	70,378
Depreciation	4,435	3,410	8,930	6,657
Amortization of intangibles other than brokerage backlog	887	680	1,755	1,302
Amortization of brokerage backlog	489	-	1,158	-
Operating earnings	30,022	18,707	55,947	33,111
Other income, net	(513)	-	(1,187)	-
Interest expense	3,820	2,321	8,024	4,560
Earnings before income taxes and minority interest	26,715	16,386	49,110	28,551

Income taxes	9,088	4,790	16,031	8,316
Earnings before minority interest	17,627	11,596	33,079	20,235

Minority interest share of earnings	3,835	1,916	8,167	3,304

Net earnings from continuing operations	13,792	9,680	24,912	16,931
Net (loss) earnings from discontinued operations, net of income taxes	-	(153)	-	1,989
Net earnings	$13,792	$9,527	$24,912	$18,920

Net earnings (loss) per share
Basic
Continuing operations	$0.46	$0.33	$0.82	$0.57
Discontinued operations	-	(0.01)	-	0.07
	$0.46	$0.32	$0.82	$0.64

Diluted
Continuing operations	$0.44	$0.32	$0.78	$0.56
Discontinued operations	-	(0.01)	-	0.07
	$0.44	$0.31	$0.78	$0.63

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States
	September 30, 2005	March 31, 2005

Assets
Current assets
Cash and cash equivalents	$79,637	$37,458
Accounts receivable, net of allowance of $8,087 (March 31, 2005 - $8,471)	177,400	168,927
Income taxes recoverable	1,612	2,498
Inventories	23,435	20,878
Prepaids and other assets	14,234	12,591
Deferred income taxes	5,871	6,418
	302,189	248,770

Other receivables	7,768	7,077
Interest rate swaps	814	283
Fixed assets	63,635	57,241
Other assets	8,400	6,402
Deferred income taxes	10,279	8,992
Intangible assets	59,399	61,423
Goodwill	241,212	236,540
	391,507	377,958
	$693,696	$626,728

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$41,768	$41,905
Accrued liabilities	113,888	113,524
Income taxes payable	1,689	3,673
Unearned revenues	6,084	5,154
Long-term debt - current	18,109	18,206
Deferred income taxes	-	320
	181,538	182,782

Long-term debt - non-current	231,168	201,809
Deferred income taxes	30,807	29,802
Minority interest	33,824	26,464
	295,799	258,075

Shareholders’ equity
Capital stock	74,212	73,542
Contributed surplus	1,367	805
Receivables pursuant to share purchase plan	(2,148)	(2,148)
Retained earnings	127,923	103,011
Cumulative other comprehensive earnings	15,005	10,661
	216,359	185,871
	$693,696	$626,728
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2004	29,499,730	$68,557	$183	$(2,148)	$81,972	$6,537	$155,101

Comprehensive earnings:
Net earnings	-	-	-	-	18,920	-	18,920
Foreign currency translation adjustments	-	-	-	-	-	1,893	1,893
Comprehensive earnings							20,813
Subordinate Voting Shares:
Purchased for cancellation	(122,200)	(285)	-	-	(1,114)	-	(1,399)
Stock option expense	-	-	137	-	-	-	137
Stock options exercised	341,000	2,018	-	-	-	-	2,018
Balance, September 30, 2004	29,718,530	$70,290	$320	$(2,148)	$99,778	$8,430	$176,670

Balance, March 31, 2005	30,192,788	$73,542	$805	$(2,148)	$103,011	$10,661	$185,871

Comprehensive earnings:
Net earnings	-	-	-	-	24,912	-	24,912
Foreign currency translation adjustments	-	-	-	-	-	4,344	4,344
Comprehensive earnings							29,256
Subordinate Voting Shares:
Stock option expense	-	-	562	-	-	-	562
Stock options exercised	104,900	670	-	-	-	-	670
Balance, September 30, 2005	30,297,688	$74,212	$1,367	$(2,148)	$127,923	$15,005	$216,359
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States
	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$13,792	$9,680	$24,912	$16,931
Items not affecting cash:
Depreciation and amortization	5,811	4,090	11,843	7,959
Deferred income taxes	(452)	(115)	(220)	(727)
Minority interest share of earnings	3,835	1,916	8,167	3,304
Other	632	174	1,146	257
Changes in non-cash working capital:
Receivables	(15,423)	(5,839)	(7,911)	(13,810)
Inventories	(1,891)	1,031	(2,337)	(1,646)
Prepaids and other assets	(1,028)	1,344	(1,289)	3,303
Payables and accruals	13,738	(5,339)	(874)	(1,451)
Unearned revenue	(1,079)	(130)	760	267
Net cash provided by operating activities	17,935	6,812	34,197	14,387

Investing activities Acquisitions of businesses, net of cash acquired	(1,068)	(1,664)	(4,277)	(7,692)
Purchases of minority shareholders’ interests, net	(301)	-	(1,184)	(813)
Purchases of fixed assets	(8,165)	(3,169)	(14,989)	(7,315)
Purchases of other assets	(436)	(103)	(1,600)	(128)
(Increases) decreases in other receivables	(717)	1,050	(690)	1,221
Net cash used in investing activities	(10,687)	(3,886)	(22,740)	(14,727)

Financing activities
Increases (decreases) in long-term debt, net	383	(11)	28,623	(457)
Issuances (repurchases) of Subordinate Voting Shares, net	531	(42)	670	619
Financing fees paid	(20)	-	(1,154)	-
Dividends paid to minority shareholders of subsidiaries	(124)	(72)	(865)	(174)
Net cash provided by (used in) financing activities	770	(125)	27,274	(12)
Net cash (used in) provided by discontinued operations	-	(156)	-	4,551
Effect of exchange rate changes on cash	3,672	703	3,448	1,514

Increase in cash and cash equivalents during the period	11,690	3,348	42,179	5,713

Cash and cash equivalents, beginning of period	67,947	17,985	37,458	15,620

Cash and cash equivalents, end of period	$79,637	$21,333	$79,637	$21,333
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property and business services to commercial, residential and institutional customers in the United States, Canada and several other countries. The Company’s operations are conducted through five segments: Residential Property Management, Commercial Real Estate Services, Integrated Security Services, Property Improvement Services and Business Services.

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2005.

These interim financial statements follow the same accounting policies as the most recent annual financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2005 and the results of operations and its cash flows for the three and six month periods ended September 30, 2005. All such adjustments are of a normal recurring nature. The results of operations for the six month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 2006.

3.
DISPOSITIONS OF BUSINESSES - On April 1, 2004, the Company sold substantially all of the assets of the lawn care operation carried on by its subsidiary Greenspace Services Ltd. to a third party. During the quarter ended March 31, 2005, the Company sold (i) substantially all of the assets of the South Florida concrete restoration operations carried on by its subsidiary Aqua-Shield Corp. to a third party and (ii) all of the shares of its subsidiary Stained Glass Overlay, Inc., a franchisor of decorative glass treatments, to an officer of that entity.

All of the disposed businesses are reported as discontinued operations. The operating results of the discontinued operations are as follows:

Operating results	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Revenues	$-	$4,074	$-	$8,001
Earnings from discontinued operation before income taxes	-	(276)	-	(308)
Provision for income taxes	-	(123)	-	(136)
Net earnings from discontinued operations	-	(153)	-	(172)
Net gain on disposal	-	-	-	2,161
Net earnings from discontinued operations	$-	$(153)	$-	$1,989

Net earnings per share from discontinued operations
Basic	$-	$(0.01)	$-	$0.07
Diluted	-	(0.01)	-	0.07

The balance sheets of the discontinued operations represent primarily accounts receivable and accounts payable and are as follows:

Balance sheets	September 30, 2005	March 31, 2005

Current assets	$2,000	$7,246
Non-current assets	-	-
Total assets	$2,000	$7,246

Current liabilities	$390	$1,286
Non-current liabilities	-	-
Total liabilities	$390	$1,286

4.
ACQUISITIONS OF BUSINESSES - During the six month period ended September 30, 2005, the Company made individually insignificant acquisitions for cash consideration of $2,505 which was allocated as follows: intangible assets $400; net tangible assets $199; goodwill $1,906. In the prior year period, business acquisitions were completed for cash consideration of $6,250.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to four-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at September 30, 2005, there was contingent consideration outstanding of up to $14,500 ($14,200 as at March 31, 2005). The contingencies will expire during the period extending to January 2009. Vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $1,772 of contingent consideration issued during the six months ended September 30, 2005 (2004 - 1,442) and allocated to goodwill.

The goodwill acquired during the six months ended September 30, 2005 is not expected to be deductible for income tax purposes.

5.
TRANSACTIONS IN MINORITY SHAREHOLDERS’ INTERESTS - During the six months ended September 30, 2005, the Company completed purchases of shares from minority shareholders for consideration of $1,375 (2004 - $813). The purchase prices for the 2005 transactions were allocated as follows: goodwill $801; intangible assets $413; minority interest $326; deferred income tax liability $165. Also during the six month period ended September 30, 2005, the Company sold shares in one subsidiary for cash proceeds of $191, which was allocated as follows: dilution gain $115; minority interest $76. There were no sales of shares in the prior year period.

On October 1, 2005, subsequent to the balance sheet date, the Company acquired an additional 11.2% interest in CMN Holdco Inc., the parent company of the Commercial Real Estate Services operations, from several minority shareholders for an aggregate purchase price of $10,007. This transaction will result in additional intangible assets and goodwill as well as a reduction of minority interest.

6.	OTHER INCOME - Other income is comprised of the following:

	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Earnings from equity investments	$328	$-	$812	$-
Dilution gain on sale of shares of subsidiary	-	-	115	-
Gains on foreign exchange contracts	185	-	260	-
	$513	$-	$1,187	$-

7.
LONG-TERM DEBT - On April 1, 2005 the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a $110,000 committed senior revolving credit facility with a three year term to replace its previous $90,000 facility. The amended revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on certain leverage ratios. On the same date, the Company issued $100,000 of 5.44% fixed rate Senior Secured Notes (the “5.44% Notes”). The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments beginning on April 1, 2011. The proceeds of the private placement were used to repay outstanding balances on the previous revolving credit facility.

On June 29, 2005, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Secured Notes (the “8.06% Notes”).

The credit facility and the Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Note agreements are substantially the same. The covenants require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.
FINANCIAL INSTRUMENTS - The Company has interest rate swap agreements to exchange fixed rates for variable rates. On the 8.06% Notes, an interest rate swap exchanges the fixed rate on $64,285 of principal for LIBOR + 250.5 basis points and another exchanges the fixed rate on $21,429 for LIBOR + 445 basis points. The terms of the swaps match the term of the 8.06% Notes with a maturity of September 29, 2011. On the 6.40% Senior Secured Notes, an interest rate swap agreement exchanging the fixed rate on $20,000 of principal for a variable rate of LIBOR + 170 basis points was cancelled in May 2005 for a net loss of $48.

The interest rate swaps are being accounted for as fair value hedges in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings. So long as the hedge is considered highly effective, the net impact on earnings is nil. The fair value of the swaps is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. Due to changes in the yield curve, the fair values of the swaps fluctuate and at September 30, 2005, the aggregate fair values were a net gain of $814 (March 31, 2005 - gain of $283).

The Company from time to time purchases and sells foreign currencies using forward contracts, which have not been specifically identified as hedges. The values of these contracts are marked to market with resulting gains and losses included in earnings. At September 30, 2005 the Company had outstanding four foreign currency contracts to purchase an aggregate of C$4,935 at a weighted average rate of C$1.2337 per US$1.0000 between December 2005 and March 2006, the fair value of which represented a gain of C$318 (US$260) in the six month period. The purpose of the contracts is to match expected future Canadian dollar denominated expenses at the Canadian Business Services operations to US dollar denominated revenues.

9.	EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per share:
	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Net earnings from continuing operations	$13,792	$9,680	$24,912	$16,931
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(270)	-	(701)	-
Net earnings from continuing operations for diluted earnings per share calculation purposes	$13,522	$9,680	$24,211	$16,931

Net earnings	$13,792	$9,527	$24,912	$18,920
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(270)	-	(701)	-
Net earnings for diluted earnings per share calculation purposes	$13,522	$9,527	$24,211	$18,920

The following table reconciles the denominators used to calculate earnings per share:

(in thousands)	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Basic shares	30,256	29,684	30,230	29,624
Assumed exercise of Company stock options	767	464	729	580
Diluted shares	31,023	30,148	30,959	30,204

10.
STOCK-BASED COMPENSATION - The Company has a stock option plan for officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year period and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.

Effective April 1, 2003, the Company began accounting for stock options as compensation expense in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123 (“SFAS 148”) provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company is using the prospective method under SFAS 148 and is expensing the fair value of new option grants awarded subsequent to March 31, 2003. The financial statements for the three months ended September 30, 2005 include $283 of stock option expense (2004 - $67). The financial statements for the six months ended September 30, 2005 include $562 of stock option expense (2004 - $137).

  Prior to April 1, 2003, the Company had accounted for stock options under the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by GAAP. Had compensation expense been determined under the fair value method under SFAS 123 for all periods, pro forma reported net earnings and earnings per share would reflect the following:

	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Net earnings, as reported	$13,792	$9,527	$24,912	$18,920
Less: stock-based compensation expense determined under fair value method	(158)	(457)	(316)	(914)
Pro forma net earnings	$13,634	$9,070	$24,596	$18,006
Reported earnings per share:
Basic	$0.46	$0.32	$0.82	$0.64
Diluted	0.44	0.31	0.78	0.63
Pro forma net earnings per share:
Basic	0.45	0.31	0.81	0.61
Diluted	0.43	0.30	0.77	0.60

11.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

12.
SEGMENTED INFORMATION - The Company has five reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Residential Property Management provides property management, maintenance, landscaping and other ancillary services to residential community associations in the United States. Commercial Real Estate Services provides brokerage, property management and advisory services to commercial customers in North America, Australia and several other countries. Integrated Security Services provides security systems installation, maintenance, monitoring and manpower to primarily commercial customers in Canada and the United States. Property Improvement Services provides franchised and Company-owned property services to consumers in the United States and Canada. Business Services provides marketing support and business process outsourcing services to corporate and institutional clients in Canada and the United States. Corporate includes the expenses of the Company’s headquarters.

OPERATING SEGMENTS
	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Business Services	Corporate	Consolidated
Three months ended September 30

2005
Revenues	$91,959	$103,948	$35,873	$40,534	$43,851	$6	$316,171
Operating earnings	8,059	6,330	1,100	11,894	5,592	(2,953)	30,022

2004
Revenues	$75,479	$-	$35,588	$31,606	$37,983	$44	$180,700
Operating earnings	6,217	-	2,128	8,673	3,323	(1,634)	18,707

Six months ended September 30

2005
Revenues	$ 176,040	$ 203,252	$ 68,374	$ 75,756	$ 80,532	$ 114	$ 604,068
Operating earnings	15,392	16,487	2,178	20,600	6,614	(5,324)	55,947

2004
Revenues	$143,437	$-	$69,713	$61,125	$73,403	$65	$347,743
Operating earnings	11,753	-	4,142	15,544	5,311	(3,639)	33,111

GEOGRAPHIC INFORMATION
	United States	Canada	Other	Consolidated

Three months ended September 30
2005
Revenues	$196,264	$82,796	$37,111	$316,171
Total long-lived assets	256,376	85,202	22,668	364,246

2004
Revenues	$132,921	$47,779	$-	$180,700
Total long-lived assets	227,450	49,678	-	277,128

Six months ended September 30
2005
Revenues	$ 361,563	$ 166,010	$ 76,495	$ 604,068

2004
Revenues	$253,936	$93,807	$-	$347,743

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
November 4, 2005

Consolidated review

Operating results for the three months ended September 30, 2005, the second quarter of fiscal 2006, relative to the same period a year ago were up significantly, with higher revenues, operating earnings and net earnings generated through a combination of acquired and internal growth. Our newest operating segment, Commercial Real Estate Services, operating as Colliers International, generated results that were beyond our expectations, largely due to robust market conditions in this sector. In addition, three of our four other operating segments reported gains in revenues and in operating earnings.

On October 26, 2005, we updated our financial outlook for fiscal 2006 to reflect the better than expected year to date operating results. The updated outlook is for revenues of $1.125 to $1.175 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $102.0 to $108.0 million and adjusted diluted earnings per share from continuing operations (see “Reconciliation of non-GAAP measures” below) of $1.08 to $1.16. The adjustment relates to amortization of the short-lived brokerage backlog intangible asset acquired upon the November 30, 2004 acquisition of CMN International Inc. (“CMN”), and represents approximately $0.04 per diluted share. Accordingly, the outlook for diluted earnings per share from continuing operations is $1.04 to $1.12. The previous outlook, issued on July 27, 2005, was for revenues of $1.10 to $1.15 billion; EBITDA of $97.0 to $104.0 million; adjusted diluted earnings per share from continuing operations of $1.05 to $1.15 and diluted earnings per share from continuing operations $1.01 to $1.11.

On October 1, 2005, FirstService acquired an additional 11.2% interest in CMN from several non-executive management employees and brokers to increase FirstService’s stake to 83.0% from 71.8%. The purchase was completed at a cost of $10.0 million and is expected to be accretive to net earnings after adjusting for incremental brokerage backlog amortization. We do not expect our purchase of shares from these employees and brokers to have any adverse effect on operations.

On October 12, 2005, D. Scott Patterson was appointed President and Chief Operating Officer of the Company, with full responsibility for all operational management matters. Mr. Patterson, formerly Executive Vice-President, assumed the role of President from Jay S. Hennick, formerly President and Chief Executive Officer. Mr. Hennick, in his continuing role as Chief Executive Officer, will focus on strategic matters and growth opportunities.

Results of operations - three months ended September 30, 2005 and 2004

Revenues for our second quarter of fiscal 2006 were $316.2 million, 75% higher than the prior year quarter. Acquisitions contributed 53%, internal growth was 19% and changes in Canadian and Australian foreign exchange rates generated the remaining 3% of the revenue increase. Our Commercial Real Estate Services unit, CMN, operating as Colliers International, accounted for most of the acquisition revenue growth.

Second quarter EBITDA was $35.8 million versus $22.8 million reported in the prior year quarter. CMN accounted for $7.7 million of the increase. Our EBITDA margin was 11.3% of revenues versus 12.6% of revenues in the prior year quarter, while our operating earnings margin was 9.5% versus 10.4% in the prior year quarter. The decrease in margins is primarily attributable to the acquisition of CMN, which earns lower margins than our other businesses, combined with a margin decline in the Integrated Security Services segment and higher Corporate costs. Operating earnings for the quarter were $30.0 million, up from $18.7 million in the prior year period.

Interest expense was $3.8 million versus $2.3 million recorded in the prior year quarter, and increased due to higher interest rates and higher debt levels. The average interest rate during the quarter was 6.2%, approximately 30 basis points higher than last year’s quarter. The increase in rate was attributable to a larger proportion of fixed-rate financing in place since the closing of the April 1, 2005 Senior Secured Notes placement, which carries higher a interest rate than the floating rate debt in place one year ago. Net indebtedness at the end of the quarter was $33.4 million higher than one year ago as a result of the acquisition of CMN.

The consolidated income tax rate was approximately 34% of earnings before income taxes and minority interest relative to 29.5% in the prior year’s quarter. The difference in rates between the periods reflects the declining impact of the Company’s cross border tax structure, first implemented in fiscal 2000, relative to the significantly higher earnings before taxes currently being generated by the Company.

Net earnings from continuing operations for the quarter were $13.8 million, up 42% versus $9.7 million in the prior year quarter. Adjusting for the impact of brokerage backlog amortization, net earnings from continuing operations were $14.1million, up 46%. The increase was attributable to earnings from CMN, as well as strong quarterly results in the Residential Property Management and Property Improvement Services segments.

Earnings per share and diluted earnings per share were impacted by higher net earnings, partially offset by dilution from stock options granted to employees of subsidiaries, particularly CMN, and changes in the number of FirstService shares outstanding. Stock option exercises during the past twelve months caused the weighted average number of shares outstanding to increase 2% to 30.3 million. Diluted shares outstanding increased 3% to 31.0 million as a result of higher dilution from currently outstanding stock options, as well as the impact of stock options exercised during the past twelve months.

Our Residential Property Management segment reported revenues of $92.0 million for the quarter, up 22% versus the prior year quarter. Internal growth was 18%, and an additional 4% of growth came from acquisitions completed during the last twelve months. Internal growth was generated from new contractual property management clients in Florida, New York, Phoenix and Las Vegas as well as ancillary services on existing contracts. These ancillary services range from landscape maintenance and painting to lockbox services and collections. Acquisition growth was attributable to the Las Vegas platform acquired in December 2004 and two recent tuck-under acquisitions in South Florida. Residential Property Management EBITDA was $9.4 million relative to $7.4 million in the prior year quarter and margins increased to 10.2% from 9.9%. The increase in margin was the result of operating leverage and increases in higher-margin ancillary financial services revenues.

The Commercial Real Estate Services segment generated $103.9 million of revenues and $7.7 million of EBITDA during the quarter. Revenues exceeded our expectations and were 41% higher than in the same period last year (at which time CMN was not owned by us). The year-over-year increase was largely market driven, as commercial real estate sales transaction volume increased in many of the markets in which we operate. In particular, our revenues in North America were up 49% while revenue growth in our other markets was about 25%. Some of this revenue growth is attributable to large sales brokerage transactions completed during the quarter which may not recur. Revenue growth measured in US dollars was positively impacted by approximately 5% due to the US dollar’s decline in value relative to Canadian and Australian currencies. The EBITDA margin of 7.4% reflects higher broker commission rates in effect during the quarter relative to the quarter ended June 30, 2005. Commission rates rise in favor of brokers during the calendar year as pre-defined revenue thresholds are surpassed. The expected annual margin for these operations is 7 to 8%.

Second quarter revenues of our Integrated Security Services segment were $35.9 million. Reported revenues grew 1% but after removing the impact of foreign exchange on our Canadian operations relative to the prior year’s quarter, declined 4%. Canadian revenues grew 10% (in constant currency terms) and were offset by declines from US operations. Canadian revenue growth was spread across all locations and both security officer and systems businesses. US revenues fell because of a dearth of large projects during the quarter, several of which have been deferred until later in the current fiscal year. Integrated Security Services EBITDA was $1.8 million versus $2.7 million reported one year ago, and margins declined to 4.9% from 7.5% on lower revenues. Our expectation for the full fiscal year is that this segment will generate revenues and EBITDA similar to the prior year.

Property Improvement revenues were $40.5 million, an increase of 28% over the prior year period. Internal growth was 14%, while acquisitions and foreign exchange accounted for 5% and 1%, respectively. An additional 8% of revenue growth was the result of a national sales program at Certa Pro Painters, where we arrange large multi-site painting projects with customers and then pass the work through to our franchisees. This national sales program is accounted for as gross revenue under generally accepted accounting principles (“GAAP”). Internal growth was driven mainly by the Paul Davis Restoration franchise system and our California Closets “branchise” stores. Acquisition growth was attributable to two recently acquired California Closets branchises in Phoenix and Dallas. EBITDA was $12.8 million, up from $9.4 million in the prior year period. Margin improvement of 170 basis points year over year were due mainly to individual market growth and new product and service programs introduced to franchisees that have boosted royalties for the California Closets and Paul Davis Restoration franchise systems.

Second quarter revenues in Business Services were $43.9 million, an increase of 15% over the fiscal 2005 period. After removing the impact of foreign exchange rate changes, revenue increased 12%. Growth was driven by increased volumes in the US fulfillment business and the implementation of new contracts. Business Services EBITDA was $7.2 million relative to $4.8 million reported one year ago with margins up 360 basis points. Margin improvement reflects improved capacity utilization in the US operations from higher volumes and continuing space rationalization.

Corporate expenses for the quarter totaled $2.9 million, an increase of $1.3 million versus the prior year period, as a result of Sarbanes-Oxley compliance work and additional management resources to support the growth of the Company.

Results of operations - six months ended September 30, 2005 and 2004

For the six months ended September 30, 2005, revenues were $604.1 million, an increase of 74% relative to the prior year period ended September 30, 2004. Growth from acquisitions was 53%, while internal growth was 18% and changes in foreign exchange rates contributed 3%.

Six-month EBITDA was $67.8 million, 65% higher than the $41.1 million reported in the prior year quarter. Our EBITDA margin was 11.2% of revenues, down 60 basis points, primarily due to the addition of CMN which generates a lower margin than our other segments. Operating earnings for the period were $55.9 million, up from $33.1 million in the prior year driven by the addition of CMN, and higher revenues and margins in Residential Property Management, Property Improvement and Business Services.

Interest expense for the six months ended September 30, 2004 was $8.0 million versus $4.6 million recorded in the same six months last year. The average interest rate during the period was 6.5%, approximately 30 basis points higher than in the same period last year. The increase in rates is attributable to increases in floating interest rates and transition to a higher proportion of fixed rate debt currently at higher rates than floating.

The consolidated income tax rate increased to approximately 33% of earnings before income taxes and minority interest from 29% in the prior year period. The difference in rates between the periods reflects the declining impact of the Company’s cross border tax structure, first implemented in fiscal 2000, relative to the significantly higher earnings before taxes currently being generated by the Company.

Net earnings from continuing operations for the period were $24.9 million, compared to $16.9 million in the prior year period. This was the result of the acquisition of CMN, higher operating earnings from our Property Improvement, Residential Property Management and Business Services operations offset by higher income taxes and interest costs.

Net earnings per share and diluted net earnings per share were impacted by higher net earnings and the higher number of shares outstanding. Stock option exercises during the past twelve months caused the weighted average number of shares outstanding during the six-month period to increase 2% to 30.2 million. Diluted shares outstanding increased 2% to 31.0 million as a result of higher dilution under the Treasury Stock Method from currently outstanding stock options, as well as the impact of stock options exercised during the past twelve months.

The Residential Property Management segment reported revenues of $176.0 million for the six-month period, up 23% versus the prior year quarter. Internal growth was 18%, and an additional 5% of growth came from acquisitions completed during the last twelve months. Internal growth came from increases in contractual property management revenues, primarily in Florida, and the provision of ancillary services on top of existing management contracts. Management contract wins impact revenues immediately but also provide longer term growth opportunity as ancillary services are added over time at the discretion of the client. During the first two quarters, over 200 net new management contracts representing 25,000 units were added, over half in Florida, representing approximately $12 million in annual revenues. Residential Property Management EBITDA was $18.0 million relative to $14.1 million in the prior year period. Margins increased to 10.2% from 9.8%, as a result of changes in the revenue mix toward more ancillary property services at a higher margin.

Commercial Real Estate Services produced $203.3 million of revenues and $19.4 million of EBITDA for the first two quarters. Revenues in the currently healthy investment market were 41% higher than the prior year six month period (at which time CMN was not owned by us). Year-over-year increases were consistent across all our major markets in North America and internationally in Australia, New Zealand and Asia, particularly Hong Kong. On a smaller scale, we experienced significant growth year to date in China, India and Central and Eastern Europe. We remain very optimistic about our future opportunities in these markets. As September 30, 2005, sales pipelines remain strong relative to historic levels and our expectation is that the business will continue to perform well for the reminder of the fiscal year.

Integrated Security Services segment revenues declined 2% to $68.4 million. Revenues net of foreign exchange on our Canadian operations declined 7%, the result of continuing delays with several large US commercial electronic security system projects. Canadian operations reported growth in both security officer and systems revenues but not enough to offset declines at the US operations. Integrated Security Services EBITDA was $3.5 million, a decrease of 34% compared to the $5.3 million reported one year ago, due to declines in both revenues and margins. The margin decrease of 240 basis points is primarily the result of lower US revenues on a cost structure designed for higher volumes.

Property Improvement Services segment revenues were $75.8 million, an increase of 24% over the prior year period. Internal growth represented 15% of the revenue gain, while acquisitions accounted for 5% and the Certa Pro Painters national sales program accounted for 4%. Acquired growth was attributable to the acquisition of the Phoenix and Dallas California Closets branchises. EBITDA in Property Improvement Services was $22.3 million compared to $16.9 million reported in the prior year period. The margin rose 180 basis points to 29.5% for the year-to-date period. Incremental royalties, at high margins, were the result of successful new product and service offerings such as a home remodeling program at Paul Davis Restoration and new product and color lines at California Closets that boosted system-wide sales.

Six-month revenues in Business Services were $80.5 million, an increase of 10% over the fiscal 2005 period. Internal growth accounted for 5% of the revenue increase, while foreign exchange represented the balance. Revenues were up due to higher volumes at the US fulfillment business and new contract wins in both fulfillment and business process outsourcing. Business Services EBITDA was $9.8 million, versus $8.4 million reported one year ago. The increase was attributable to volume increases and efficiency improvements due to better capacity utilization in the US operations.

Corporate expenses for the period totaled $5.2 million, up from the $3.6 million reported in the prior year period, due to increases in Sarbanes-Oxley implementation costs, additional management resources hired during the past twelve months and higher stock option expense.

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated annual revenues.

The newly acquired Commercial Real Estate Services operation historically generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Brokerage revenues and earnings during the balance of the year have historically been relatively even. Historical patterns are not necessarily indicative of future results. These operations comprise approximately 25% of consolidated annual revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2006
Revenues	$ 287,897	$ 316,171
Operating earnings	25,925	30,022
Net earnings	11,120	13,792
Net earnings per share
Basic	0.37	0.46
Diluted	0.35	0.44

FISCAL 2005
Revenues	$167,043	$180,700	$218,184	$246,362
Operating earnings	14,404	18,707	15,069	3,389
Net earnings from continuing operations	7,251	9,681	5,305	410
Net earnings (loss) from discontinued operation	2,142	(153)	(363)	(1,065)
Net earnings	9,393	9,528	4,942	(655)
Net earnings per share
Basic	0.32	0.32	0.17	(0.02)
Diluted	0.31	0.31	0.16	(0.04)

FISCAL 2004
Revenues			$144,661	$151,810
Operating earnings			6,758	5,535
Net earnings from continuing operations			3,043	3,981
Net earnings (loss) from discontinued operation			(1,033)	(2,347)
Net earnings			2,010	1,634
Net earnings per share
Basic			0.07	0.06
Diluted			0.07	0.05

OTHER DATA
EBITDA - Fiscal 2006	$31,957	$35,833
EBITDA - Fiscal 2005	18,273	22,797	$24,646	$13,047
EBITDA - Fiscal 2004			10,573	9,512

Liquidity and capital resources

Net cash provided by operating activities for the six month period was $34.2 million, versus $14.4 million in the prior year period. A significant portion of the increase was attributable to earnings from CMN and strong growth in earnings at Residential Property Management, Property Improvement Services and Business Services. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at September 30, 2005 was $168.8 million, versus $182.3 million at March 31, 2005. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. We are in compliance with the covenants within our financing agreements as at September 30, 2005 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $105.0 million of available un-drawn credit as of September 30, 2005.

For the six months ended September 30, 2005, capital expenditures were $15.0 million. Significant purchases were (i) service vehicle fleet replacement and expansion for the Residential Property Management operations and (ii) expansion of student loan processing facilities in Business Services. Capital expenditures for the year are expected to be approximately $23 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $14.5 million as at September 30, 2005 ($14.2 million as at March 31, 2005). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position for a formula price, which is usually equal to a multiple of average trailing two year earnings. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $79 million at September 30, 2005 (March 31, 2005 - $70 million), and after giving effect to the October 1, 2005 purchase of shares in CMN, was approximately $69 million. The purchase price of minority interests may, at our option, be paid primarily with Subordinate Voting Shares. While it is not our intention to acquire outstanding minority interests, this step may materially increase net earnings. On an annual basis, we estimate the acquisition of all minority interests with cash would increase interest expense by $4.9 million, increase amortization expense by $8.5 million (including $6.0 million of short-lived backlog amortization), reduce income taxes by $4.6 million and reduce minority interest share of earnings by $10.5 million, resulting in an approximate increase to net earnings of $1.7 million. Excluding the impact of backlog amortization, net earnings would increase by approximately $5.6 million.

The following table summarizes our contractual obligations as at September 30, 2005:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$ 242,852	$ 16,878	$ 33,118	$ 28,572	$ 164,284
Capital lease obligations	5,611	1,231	4,380	-	-
Operating leases	165,151	26,052	51,231	36,336	51,532
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$413,614	$44,161	$88,729	$64,908	$215,816

At September 30, 2005, we had commercial commitments totaling $5.0 million comprised of letters of credit outstanding due to expire within one year.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 17 and 18 to the March 31, 2005 annual audited consolidated financial statements and notes 8 and 11 to the September 30, 2005 unaudited interim consolidated financial statements.

Transactions with related parties

During the six months ended September 30, 2005, we paid rent to entities in which an officer of the Company has equity interests and to entities controlled by minority shareholders of subsidiaries of the Company. The business purpose of these transactions was to rent office and warehouse space. The amount of the transactions was $0.6 million (2004 - $0.6 million), and they were completed at market rates. The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2005.

Impact of recently issued accounting standards

There are no recently issued accounting standards affecting the Company in addition to those described in our annual report dated March 31, 2005.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

We maintain an interest rate risk management strategy that uses interest rate swaps to lower the long-term cost of borrowed funds. Our specific goals are to (i) manage interest rate sensitivity by modifying the characteristics of our debt and (ii) lower the long-term cost of borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of our fixed-rate debt when that fair value is compared with the cost of the borrowed funds. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by the gain or loss on the interest rate swaps that are linked to the debt.

As at September 30, 2005, we had interest rate swaps in place to convert $85.7 million of fixed rate debt into floating rate debt. With these swaps in place, approximately 35% of our debt was at floating rates. Gains and losses with respect to the interest on the notional debt are recorded as a reduction or increase to interest expense.

The Company from time to time uses foreign exchange contracts to fix Canadian dollar expenses relative to US dollar revenues. As at September 30, 2005 we had contracts in place to purchase C$4.9 million at various dates extending to March 2006. Gains and losses on the contracts are included in earnings.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. On December 15, 2004, the Company completed 2 for 1 stock split effected in the form of a stock dividend.

As of the date hereof, the Company has outstanding 28,971,994 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,772,600 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation and amortization. We use EBITDA to evaluate operating performance and as a measure for debt covenants with our lenders. EBITDA is an integral part of our planning and reporting systems. We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets. While EBITDA is not a recognized measure of financial performance by GAAP in the United States, we believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. However, EBITDA should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. Moreover, as our method of calculating EBITDA may differ from others, our EBITDA results may not be comparable to others. A reconciliation of EBITDA to net earnings appears below.

(in thousands of US$)	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

EBITDA	$ 35,833	$ 22,797	$ 67,790	$ 41,070
Depreciation and amortization	5,811	4,090	11,843	7,959
Operating earnings	30,022	18,707	55,947	33,111
Other income, net	(513)	-	(1,187)	-
Interest expense	3,820	2,321	8,024	4,560
Income taxes	9,088	4,790	16,031	8,316
Minority interest	3,835	1,916	8,167	3,304
Net earnings from continuing operations	$13,792	$9,680	$24,912	$16,931

We are presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisition of CMN. The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date. The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004

Adjusted operating earnings	$ 30,511	$ 18,707	$ 57,105	$ 33,111
Amortization of brokerage backlog	(489)	-	(1,158)	-
Operating earnings	$ 30,022	$ 18,707	$ 55,947	$ 33,111

Adjusted net earnings from continuing operations	$ 14,105	$ 9,680	$ 25,653	$ 16,931
Amortization of brokerage backlog	(489)	-	(1,158)	-
Deferred income taxes	176	-	417	-
Net earnings from continuing operations	$13,792	$9,680	$24,912	$16,931

Adjusted diluted net earnings per share from continuing operations	$0.45	$0.32	$0.80	$0.56
Amortization of brokerage backlog, net of deferred income taxes	(0.01)	-	(0.02)	-
Diluted net earnings per share from continuing operations	$0.44	$0.32	$0.78	$0.56

Forward-looking statements

This interim report contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

●	Economic conditions, including consumer spending, business spending on customer relations and promotion, and employment levels influencing business real estate demand.
●	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
●	Extreme weather conditions impacting demand for our services or our ability to perform those services.
●	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
●	Competition in the markets served by the Company.
●	Labor shortages or increases in wage and benefit costs.
●	The effects of changes in interest rates on our cost of borrowing.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	The effects of changes in foreign currency exchange rates in relation to the US dollar.
●	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
●	Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing or textbook fulfillment activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.